UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-33491

Dejour Energy Inc.
(Translation of registrant’s name into English)

598-999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

EXPLANATORY NOTE

Dejour Energy Inc. is furnishing this Form 6-K/A in order to re-file and replace Exhibit 99.1 to the Form 6-K of Dejour Energy Inc. furnished to the Securities and Exchange Commission on May 5, 2015 (the “Original Form 6-K”).

The Notice of Meeting and Record Date contained in Exhibit 99.1 filed as part of the Original Form 6-K was dated June 24, 2015. The Notice of Meeting and Record Date was amended and re-filed on May 6 2015. As such, the correct date of the should be listed as June 29, 2015. The sole purpose of this Form 6-K/A is to re-file the Exhibit 99.1 in order  to correct the date on said document.

Except to the extent set forth in this Form 6-K/A, the Original Form 6-K has not been amended and remains in effect.

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A

See the Exhibit Index hereto.

Exhibit

99.1	Notice of the Meeting and Record Date - Amendment 1
99.2	Notice of the Meeting and Record Date - Amendment 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.
(Registrant)

Date: May 6, 2015	By:	/s/ David Matheson
	Name:	David Matheson
	Title:	Chief Financial Officer